Via EDGAR

April 28, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Stone Minerals, L.P.

Registration Statement on Form S-1 (as amended)

File No. 333-202875

Dear Mr. Schwall:

On behalf of Black Stone Minerals, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m. eastern time on April 30, 2015, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

[Signature page follows]

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647   Facsimile: 713.658.0943

Very truly yours,

Black Stone Minerals, L.P.

By:	Black Stone Minerals GP, L.L.C.,
its general partner

By:	/s/ Steve Putman
	Name:	Steve Putman
	Title:	Senior Vice President, General Counsel, and Secretary

cc:	Karina V. Dorin (Securities and Exchange Commission)

Laura Nicholson (Securities and Exchange Commission)

Brenda Lenahan (Vinson & Elkins L.L.P.)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Black Stone Minerals Company, L.P.    1001 Fannin St., Suite 2020 Houston, TX 77002    Telephone: 713.658.0647   Facsimile: 713.658.0943